Western Copper and Gold Corporation

(An exploration stage company)

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Expressed in Canadian dollars)

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

		September 30, 2022	December 31, 2021
	Note	$	$
ASSETS

Cash and cash equivalents		4,998,165	30,688,210
Short-term investments	3	24,224,444	16,073,639
Marketable securities	4	500,100	1,104,400
Other assets		999,489	860,529
CURRENT ASSETS		30,722,198	48,726,778

Right-of-use assets		697,753	413,047
Exploration and evaluation assets	5	84,785,069	66,348,061

ASSETS		116,205,020	115,487,886

LIABILITIES

Accounts payable and accrued liabilities		5,142,719	2,228,673
Current portion of lease obligation		245,273	171,167
Flow-through premium liability	6	-	759,525
CURRENT LIABILITIES		5,387,992	3,159,365

Lease obligations		224,672	262,151

LIABILITIES		5,612,664	3,421,516

SHAREHOLDERS' EQUITY

Share capital	7	183,542,846	183,190,992
Contributed surplus		37,253,697	35,472,638
Deficit		(110,204,187)	(106,597,260)

SHAREHOLDERS' EQUITY		110,592,356	112,066,370

LIABILITIES AND SHAREHOLDERS' EQUITY		116,205,020	115,487,886

Approved by the Board of Directors

  /s/ Ken Williamson     Director                                                  /s/ Klaus Zeitler     Director

The accompanying notes are an integral part of these consolidated financial statements	- 2 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Depreciation	38,723	38,723	116,169	64,538
Filing and regulatory fees	5,857	14,701	262,748	266,684
Office and administration	174,986	93,584	469,096	328,246
Professional fees	67,392	136,659	220,380	320,250
Share-based payments (note 9, 10)	309,770	600,187	1,260,375	1,006,604
Shareholder communication and travel	205,366	226,213	618,739	587,255
Wages and benefits (note 10)	329,136	320,172	1,207,423	1,174,404

CORPORATE EXPENSES	1,131,230	1,430,239	4,154,930	3,747,981

Foreign exchange loss	7,637	6,589	10,246	2,147
Interest income	(219,227)	(68,594)	(403,024)	(153,095)
Flow-through premium recovery (note 6)	(252,194)	(698,491)	(759,525)	(699,899)
Unrealized loss on marketable securities (note 4)	39,180	240,120	604,300	285,920

LOSS AND COMPREHENSIVE LOSS	706,626	909,863	3,606,927	3,183,054

Basic and diluted loss per share	0.00	0.01	0.02	0.02

Weighted average number of common shares outstanding	151,581,030	150,316,560	151,509,188	141,853,645

The accompanying notes are an integral part of these consolidated financial statements	- 3 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30,		2022	2021
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(3,606,927)	(3,183,054)

ITEMS NOT AFFECTING CASH
Depreciation		116,169	64,538
Finance costs		28,349	16,531
Flow-through premium recovery		(759,525)	(699,899)
Unrealized loss on marketable securities		604,300	285,920
Share-based payments		1,260,375	1,006,604
		1,249,668	673,694

Change in non-cash working capital items		43,005	(396,214)

OPERATING ACTIVITIES		(2,314,254)	(2,905,574)

FINANCING ACTIVITIES

Private placement proceeds	7b	-	33,634,423
Private placement issuance costs	7b	-	(1,560,618)
Exercise of stock options	9a	133,165	1,348,500
Lease payments		(147,751)	(67,881)

FINANCING ACTIVITIES		(14,586)	33,354,424

INVESTING ACTIVITIES
Purchase of short-term investments		(8,000,000)	(16,000,000)
Mineral property expenditures		(15,094,688)	(7,349,137)
Right of use asset		(266,517)	-

INVESTING ACTIVITIES		(23,361,205)	(23,349,137)

CHANGE IN CASH AND CASH EQUIVALENTS		(25,690,045)	7,099,713

Cash and cash equivalents - Beginning		30,688,210	28,647,190

CASH AND CASH EQUIVALENTS - ENDING		4,998,165	35,746,903

The accompanying notes are an integral part of these consolidated financial statements	- 4 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2020	135,597,635	150,897,421	34,617,746	(102,888,373)	82,626,794

Private Placement (note 7b)
Gross proceeds	11,808,490	25,624,423	-	-	25,624,423
Issuance costs	-	(865,829)	-	-	(865,829)
Private Placement (note 7b)
Gross proceeds	2,670,000	8,010,000	-	-	8,010,000
Flow-through premium (note 6)	-	(1,655,400)	-	-	(1,655,400)
Issuance costs	-	(694,788)	-	-	(694,788)
Exercise of stock options	1,350,000	1,875,165	(526,665)	-	1,348,500
Share-based payments	-	-	1,112,139	-	1,112,139
Loss and comprehensive loss	-	-	-	(3,183,054)	(3,183,054)

SEPTEMBER 30, 2021	151,426,125	183,190,992	35,203,220	(106,071,427)	112,322,785

Share-based payments	-	-	269,418	-	269,418
Loss and comprehensive loss	-	-	-	(525,833)	(525,833)

DECEMBER 31, 2021	151,426,125	183,190,992	35,472,638	(106,597,260)	112,066,370

Exercise of stock options	91,666	178,909	(45,744)	-	133,165
Exercise of restricted share units	79,698	172,945	(172,945)	-	-
Share-based payments	-	-	1,999,748	-	1,999,748
Loss and comprehensive loss	-	-	-	(3,606,927)	(3,606,927)

SEPTEMBER 30, 2022	151,597,489	183,542,846	37,253,697	(110,204,187)	110,592,356

The accompanying notes are an integral part of these consolidated financial statements	- 5 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 1200 - 1166 Alberni Street, Vancouver, British Columbia.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company's ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. The Company will need to raise additional funds to complete the development of the Casino Project

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), applicable to the preparation of interim financial statements, including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS

These financial statements were approved for issue by the Company's board of directors on November 3, 2022.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators during the three and nine month periods ended September 30, 2022.

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

3. SHORT-TERM INVESTMENTS

As at September 30, 2022, the Company had $24,000,000 (December 31, 2021 - $16,000,000) invested in Canadian dollar denominated guaranteed investment certificates plus accrued interest of $224,444 (December 31, 2021 - $73,639).

4. MARKETABLE SECURITIES

As at September 30, 2022, the Company held marketable securities with an aggregate fair value of $500,100 (December 31, 2021 - $1,104,400), consisting of 2.5 million common shares of Northisle Copper and Gold Inc. with a fair value of $487,500 (December 31, 2021 - $1,075,000) and 168,000 common shares of Granite Creek Copper Ltd. with a fair value of $12,600 (December 31, 2021 - $29,400).

5. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

The Casino Property is subject to the following royalty:

• 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

b. Exploration and evaluation expenditures

Total
$
DECEMBER 31, 2020	53,748,013

Claims maintenance	22,270
Engineering	3,180,020
Exploration and camp support	7,648,920
Permitting	1,326,058
Salary and wages	281,452
Share-based payments	141,328

DECEMBER 31, 2021	66,348,061

Claims maintenance	26,038
Engineering	3,344,636
Exploration and camp support	8,173,126
Permitting	5,316,223
Salary and wages	837,612
Share-based payments	739,373

SEPTEMBER 30, 2022	84,785,069

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

6. FLOW THROUGH PREMIUM LIABILITY

In connection with the flow-through share offering the Company completed on July 29, 2021, the Company recorded a flow-through premium liability during the year ended December 31, 2021.  The flow-through premium is recognized in the statement of loss based on the amount of qualifying flow-through expenditures incurred by the Company.

As at September 30, 2022, the Company had incurred $8,010,000 of qualifying flow through expenditures as required by the July 29, 2021 offering and recognized a flow-through premium recovery of $252,194 and $759,525 for the three and nine months ended September 30, 2022, respectively (nine months ended September 30, 2021 - $699,899).

7. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On July 29, 2021, Western completed a brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 2,670,000 FT Shares at a price of $3.00 per FT Share for aggregate gross proceeds of $8,010,000.  Issuance costs related to the private placement totaled $694,788.  A flow through premium liability of $1,655,400 was recognized. Refer note 6.

On May 31, 2021, Rio Tinto Canada Inc. ("Rio Tinto") completed a strategic investment in Western by way of a private placement of the Company's common shares.  The Company sold 11,808,490 common shares at a price of $2.17 per common share for gross proceeds of $25,624,423.  The Company incurred $865,829 in costs associated with the private placement.

8. WARRANTS

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2020	1,500,000	0.85

	-	-

DECEMBER 31, 2021 and SEPTEMBER 30, 2022	1,500,000	0.85

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	2.42

SEPTEMBER 30, 2022	1,500,000	0.85	2.42

9. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans").  Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.

a. Stock Options and Share-based payments

Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years.  At September 30, 2022, the Company could issue an additional 2,366,354 stock options under the terms of the stock option plan.

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2020	7,075,000	1.19

Granted	310,000	2.10
Exercised	(1,350,000)	1.00

DECEMBER 31, 2021	6,035,000	1.28

Granted	2,181,000	2.03
Exercised	(91,666)	1.45

SEPTEMBER 30, 2022	8,124,334	1.48

During the three and nine months ended September 30, 2022, the Company recognized an expense of $182,675 and $569,353 respectively, in the statement of loss and comprehensive loss (three and nine months ended September 30, 2021 - $161,826 and $568,243).  During the three and nine months ended September 30, 2022, $194,679 and $553,287 was capitalized, respectively, (three and nine months ended September 30, 2021 - $24,543 and $105,535) in the exploration and evaluation assets in relation to stock options.

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$0.75 - $0.90	1,900,000	0.87	1.68
$1.11 - $1.20	1,775,000	1.19	0.65
$1.41 - $1.66	1,958,334	1.63	2.85
$1.85 - $1.95	1,100,000	1.94	4.27
$2.10 - $2.22	1,391,000	2.19	4.29

SEPTEMBER 30, 2022	8,124,334	1.48	2.54

Average share price for options exercised during the nine months ended September 30, 2022, was $2.66 (nine months ended September 30, 2021 - $2.06).  Of the total stock options outstanding, 5,636,665 were vested and exercisable at September 30, 2022.  The weighted average exercise price of vested stock options is $1.25 and the average remaining contractual life is 1.77 years.

Share-based payments

During the nine months ended September 30, 2022, the Company granted 2,181,000 (2021 - 310,000) stock options to employees, directors and consultants at an average exercise price of $2.03 per option.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model.  The weighted average assumptions and resulting fair values for the grant are as follows:

Inputs and assumptions	Nine Months Ended September 30, 2022	Year Ended December 31, 2021

Exercise price	$2.03	$2.10
Market price	$2.03	$2.10
Expected option term (years)	3.0	3.0
Expected stock price volatility	58.6%	62.1%
Average risk-free interest rate	1.46%	0.59%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE PER OPTION GRANTED	$0.82	$0.84

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

b. Restricted Share Units

The Company granted RSUs in accordance with the RSU plan approved at the June 17, 2021 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date.  These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at September 30, 2022, the Company could issue an additional 1,746,590 RSUs under the RSU Plan.  A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2020	-

RSUs Granted	239,100

DECEMBER 31, 2021	239,100

RSUs Granted	359,723
RSUs Converted to common shares	(79,699)

SEPTEMBER 30, 2022	519,124

In relation to RSUs, the Company recognized an expense of $127,095 and $400,382 during the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021 - $75,971) in the statements of loss and comprehensive loss.  During the three and nine months ended September 30, 2022 $64,764 and $186,086 was capitalized, respectively (three and nine months ended September 30, 2021 - Nil) in the exploration and evaluation assets.

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

c. Deferred Share Units

Only directors of the Company are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company.  DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at September 30, 2022, the Company could issue an additional 1,640,111 DSUs under the DSU Plan.

Number of shares issuable

DECEMBER 31, 2020	-

DSUs Granted	167,000

DECEMBER 31, 2021	167,000

DSUs Granted	138,400

SEPTEMBER 30, 2022	305,400

In relation to DSUs, the Company recognized an expense of $nil and $290,640 during the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021 - $362,390) in the statements of loss and comprehensive loss.

10. KEY MANAGEMENT COMPENSATION

The Company's related parties include its directors and officers, who are the key management of the Company.  The remuneration of key management was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Salaries and director fees	509,881	228,294	1,507,620	963,760
Share-based payments	521,641	550,590	1,812,353	931,520

KEY MANAGEMENT COMPENSATION	1,031,522	778,884	3,319,973	1,895,280

Share-based payments represent the fair value on grant date of stock options, RSUs and DSUs previously granted to directors and officers that was recognized in the statement of loss and comprehensive loss during the years presented above.

11. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

12. CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, composed of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period.  Western has no debt and does not pay dividends.  The Company is not subject to any externally imposed capital restrictions.

13. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are in Canadian chartered banks.  The carrying amount of financial assets recorded in the financial statements represents Western's maximum exposure to credit risk.

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.  A 10% fluctuation in value of its publicly traded marketable securities rate would have a minimal impact on the Company's loss and comprehensive loss.

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

As at September 30, 2022, the carrying amounts of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).